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Featherlite, Inc.

Form Type: 8-K   Period: 10/25/05
Document Name: form8k3rdqtr9302005.htm
Description:

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 25, 2005

Featherlite, Inc.
(Exact name of Registrant as Specified in its Charter)

Minnesota
(State or Other Jurisdiction of Incorporation)

000-24804   41-1621676
(Commission File Number)   (IRS Employer Identification No.)

Highways 63 and 9
Cresco, Iowa 52136
(Address of Principal Executive Offices and Zip Code)

(563) 547-6000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

	Pre-commencement communications pursuant to Rule 13e-4© under the Exchange Act (17 CFR 240.13e-4(c))

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Featherlite, Inc.

Form Type: 8-K   Period: 10/25/05
Document Name: form8k3rdqtr9302005.htm
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Item 2.02 Results of Operations and Financial Condition.

On October 25, 2005, Featherlite, Inc. issued a press release announcing the results for the quarter and nine-month period ended September 30, 2005. The full text of the press release is set forth in Exhibit 99.1 attached hereto and is incorporated in this Current report as if fully set forth herein.

Item 9.01 Financial Statements and Exhibits.

(a) Financial Statements: None.

(b) Pro forma financial information: None

(c) Exhibits:
    99.1 Press Release dated October 25, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FEATHERLITE, INC.

Date: October 26, 2005   By: /s/ Jeffery A. Mason

                                                Title Chief Financial Officer

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Project: 8K 3rd Qtr ended 9.30.pdml Document Name: form8k3rdqtr9302005.htm Saved: 10/26/2005 14:01:59 Printed: 10/26/2005 14:02:04
Featherlite, Inc. Description: Created using EDGARIZER HTML

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

EXHIBIT INDEX
to
FORM 8-K

FEATHERLITE, INC.

Date of Report:	Commission File No.
October 25, 2005	**000-24804**

Exhibit No.	**ITEM**
99.1	Press Release dated October 25, 2005